                                  EXHIBIT 7(b)

April 11, 2000



Mr. William C. Ballard, Jr., Ms. Jill L. Force, Mr. John H. Newman, Ms. Elaine J. Robinson, Mr. Chris B. Van Arsdel
Members of the Special Committee of The Board of Directors
Healthcare Recoveries, Inc.
1400 Watterson Tower
Louisville, KY  40218

Dear Directors:

I believe that as directors you have failed to fulfill your roles as representatives of the shareholders best interests. I hereby request that current members of the Special Committee of the Board of Directors resign and that the Board be replaced with directors whose communication is more open, whose economic interests more closely parallel those of the shareholders, and who will exercise more sensible business judgment.

On August 31, 1999, the Board appointed a Special Committee to evaluate strategic alternatives. Unfortunately, the decision to create such a Committee was not shared with the shareholders until October 5, 1999. Management indicated at that time the Special Committee would take 6-8 months to complete this process. On March 31, 2000, the Special Committee announced, without sufficient explanation, that it had ceased seeking a buyer for Healthcare Recoveries, Inc. ("HRI"). The implication of this decision is that some other strategic alternative offered better value for the shareholders. Unfortunately, no other strategic alternative was announced. Rather we were told that the Committee was continuing to review alternative means of enhancing shareholder value. How can the Board rule out alternatives with clear value to the shareholders in the absence of any other option? The Special Committee has failed to share with stockholders its rationale for making this determination. The best offer should have been presented to the shareholders, and democracy should have been allowed to carry the day. Each shareholder could have evaluated the best offer in light of the prospects for the company, its market capitalization and current market conditions. I ask that the Board share the offer(s) details with the shareholders, thereby providing a yardstick against which to measure your performance as directors in the future. The shareholders have a clear right to understand the options that were presented to HRI and to understand why they were rejected.

Regarding economic interests, the most recent proxy indicates that the special committee members own a total of 33,500 shares of HRI, and have options to purchase 60,000 additional shares. These same special committee members received $50,000 in retainer and $82,500 in meeting fees in 1999 alone. (Amounts from 2000 have not yet been disclosed.) These fees represent an average of $3.96 per share owned by special committee members. As a large shareholder, a $3.96/share dividend may change my opinion about whether the company should be sold or not. Unfortunately, I was not given this option. Board members are duty


                                                                        13 of 14
bound to represent the shareholders. The compensation given to special committee members to perform a task that is part of their ordinary duties as directors is egregious. Clearly, as special committee members you have an incentive to continue holding meetings, independent of whether you accomplish anything. This is not in the best interests of the other shareholders, and could be rectified by paying the special committee members less, or by replacing yourselves with board members who have larger ownership interests. Ideally, both will occur.

Finally, the business judgment of the special committee is so clearly flawed that there is no reasonable basis upon which to conclude that the relevant decisions were made with due care and in good faith. In addition to the logical inconsistencies outlined above, your failure to accept the best offer made is absolutely indefensible. You have spent the shareholders' money retaining Donaldson, Lufkin and Jenrette, held at least 11 meetings, and spent 7 months looking for a buyer. The market has spoken, and you have elected not to listen.

Any argument that the best offer received was insufficient is unsustainable when made by a Board of Directors that approved a $10,000,000 share repurchase on March 15, 1999, and only used 14% of those funds to buy back shares at an average price of $4.50/share. If HRI is worth more than the best offer, why did the company not aggressively repurchase shares at lower prices last year? Why have members of the special committee not personally purchased shares in the last year while the stock has traded below $5.00? Your words say one thing ("the stock is cheap") but your actions say another ("the stock wasn't worth buying at $4.50"). The old saying "talk is cheap" leads me to conclude that your actions more closely reflect your true beliefs. Your prior decisions are consistent with only one conclusion: any offer of greater than $4.50 per share should be considered acceptable by the Special Committee. If there is a plan for realizing greater shareholder value than was represented by the highest offer received, what is it, and why wasn't it announced? Why should any alternative be eliminated before a conclusion is reached? Please share the wisdom that we paid dearly for.

When one looks at your performance as directors, it is impossible not to be appalled. Your economic incentives are different from your constituents, your communication skills are lacking and your business judgment is indefensible. You have presided over the company while the stock price has declined from its peak of over $25.00 to its current price of $3.00, and yet you have turned down a lifeline offered to the shareholders. Mr. Ballard told me on the phone that he felt underpaid as a director and member of the Special Committee. Given his concern, he would be doing what is best for him and for the shareholders if he resigned. To reiterate my most fundamental point, I hereby request that all members of the Special Committee of the Board of Directors resign as Directors immediately. I am willing to serve as a member of the Special Committee for no fee, and I am sure other large shareholders would also nominate new directors who will serve the shareholders.

                                            Sincerely,


                                            Arthur G. Epker III


                                                                        14 of 14